FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

Fronteer Development Group Inc. (the “Company”)
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

Item 2.	Date of Material Change

A material change took place on August 8, 2008

Item 3.	Press Release

On August 8, 2008, a news release in respect of the material change was disseminated by the Company.

Item 4.	Summary of Material Change

The material change is described in the Company's press release attached hereto, which press release is incorporated herein.

Item 5.	Full Description of Material Change

No other information is available other than was disclosed in the press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Sean Tetzlaff, Chief Financial Officer and Corporate Secretary

Item 9.	Date of Report

DATED at Vancouver, in the Province of British Columbia, this 8th day of August, 2008.

NEWS RELEASE 08-17	Aug. 8, 2008

FRONTEER RECLASSIFIES NORTHUMBERLAND RESOURCE OUNCES

As a result of a review by the British Columbia Securities Commission (BCSC), Fronteer Development Group Inc. ("Fronteer" or the “Company”) (FRG – TSX/AMEX) is issuing the following news release to clarify its disclosure.

The previously published mineral resource estimate for Northumberland (see June 5, 2008, press release and NI 43-101 Technical Report, dated July 28, 2008) included a measured gold resource estimate and an indicated silver resource estimate within the same volume of rock. The assignment of the two metals to different mineral resource categories was intended to reflect the Company’s differing confidence levels based on available data and understanding of each mineralized system.

However, assigning different mineral resource classifications to different metals within the same volume of rock is no longer considered acceptable practice under the guidelines set forth by the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines (as adopted November 2003) and the Canadian Securities Administrators’ National Instrument 43-101.

Fronteer maintains its high-level of confidence in the certainty of its gold mineral resource, which is defined by more than 1,100 drill holes. However, not all of these historic holes were assayed for silver.

Fronteer is re-assigning Northumberland’s measured gold resource to the indicated category so that it matches the classification of the corresponding silver resource.

The total number of ounces in the resource remains unchanged.

As part of Northumberland’s current work program, Fronteer is collecting additional silver data to increase the Company’s understanding of the silver distribution within the deposit. The Company is aiming to convert silver ounces from the indicated to the measured category, allowing the project’s gold ounces to be reclassified as well.

This press release amends and restates the Company’s previous press release.

Reclassified Northumberland Resource Estimate

			INDICATED
	Cut-off Grade			Gold			Silver			Gold Equivalent*
Resource Type			Tonnes
	(Au g/t)	(Au opt)		g/t	opt	oz	g/t	opt	oz	oz
Open Pit Oxide	0.3	0.01	13,627,000	1.23	0.036	538,000	7.31	0.213	3,202,000	602,000
Open Pit Sulfide	1.0	0.03	22,575,000	2.32	0.068	1,687,000	8.01	0.234	5,815,000	1,803,000
Underground	2.5	0.07	316,000	3.35	0.098	34,000	4.43	0.129	45,000	35,000
TOTAL			36,518,000	1.92	0.06	2,259,000	7.72	0.23	9,062,000	2,440,000

			INFERRED
	Cut-off Grade			Gold			Silver			Gold Equivalent*
Resource Type			Tonnes
	(Au g/t)	(Au opt)		g/t	opt	oz	g/t	opt	oz	oz
Open Pit Oxide	0.3	0.01	17,000	2.38	0.069	1,300	10.98	0.320	6,000	1,400
Open Pit Sulfide	1.0	0.03	1,335,000	2.59	0.075	111,000	7.69	0.224	330,000	118,000
Underground	2.5	0.07	5,574,000	3.70	0.108	664,000	5.95	0.174	1,067,000	685,000
TOTAL			6,926,000	3.49	0.10	776,300	6.30	0.18	1,403,000	804,400

*AuEq calculated at a Au:Ag ratio of 50:1, and assumes 100% recovery of both metals.

Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group., is the designated Qualified Person who has prepared the Northumberland resource estimate. Mineral resources have been estimated in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in November 2003, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The mineral resource estimate is as of May 1, 2008 and was conducted using a combination of Ordinary Kriging (gold) and Inverse-Distance Weighting (silver) grade interpolations within an ‘unwrinkled’ 3-D block model in Gemcom software. A total of 17,149 assays from 1,119 drill holes (core, RC and rotary drilling) were capped and composited to 10 ft lengths, then separated into high and low grade domains within three distinct mineralized horizons, constrained by hand-digitized, 3-D solids. Each horizon was ‘unwrinkled’ into a separate flat horizon to facilitate continuous interpolation across variably dipping segments of the deposit, then back-transformed into real space. Densities were based on 295 s.g. measurements and assigned according to lithological proportions in different areas of the deposit and degree of oxidation. Three different resource types were defined in order to reflect the different anticipated costs of extraction for open pit versus underground mining, and heap leach versus sulfide processing. Cut-off grades for each resource type were estimated using cost ranges of existing operations for various parameters, such as mining and processing costs, metal recoveries, general and administrative, sales and refining costs, and an assumed gold price of $700 per ounce. The three different resource types are: open pit oxide and sulfide, based on gold cyanide extraction ratios (oxide resource = cyanide leach assay/fire assay greater than 0.5), and underground, based on depth below surface (2,286-metre elevation, constrained by preliminary internal Lerchs-Grossman pit optimizations). Mineral resources were classified according to: (i) geological confidence, (ii) number of drill holes, and (iii) average distances to samples used in each block estimate. Further details of the estimation procedure our available in the amended and restated NI 43-101 report, which will be posted on SEDAR (www.sedar.com).

LIQUIDITY

Fronteer is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately C$92 million in cash that is fully liquid and held with a large Canadian commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources: The information presented uses the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.